Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements contained in this Annual Report and, in particular, the discussion regarding the Company's beliefs, plans, objectives, expectations and intentions contained in "Item 1 --Business" and this "Item 2 -- Management's Discussion and Analysis or Plan of Operation" section (particularly the "Outlook" section hereof) regarding: the Company's enhanced capability to proactively manage its portfolio and derive maximum value from financing opportunities; the Company's flexibility to take advantage of attractive opportunities as they become available; the Company's work toward increased awareness of the Company; the Company's managed growth and continued profitability being rewarded by a higher stock price; the Company's objective of increasing shareholder value by acquiring additional assets that will generate lease revenue and resale proceeds; reinvesting cash flow and obtaining short and long term financing; the Company's ability to purchase assets at an appropriate price and keep assets on lease, and to purchase assets likely to retain value; the adequacy of the Company's cash flow to cover management fees, professional fees and interest expense and provide excess cash flow for investment in additional assets; the adequacy of the Company's cash flow to meet interest rate increases under its credit line; the reduction of concentration of credit risk with respect to lease receivables; the adequacy of the Company's cash flow to meet ongoing operational needs; the consummation of the re-lease of the Company's two DHC-6 aircraft; the Company's ability to increase its asset base and grow its earnings; the Company's expectations regarding lease revenue and earnings for the first quarter and fiscal year 2001; the availability of special purpose asset based financing for acquisitions; the Company's intention to repay a portion of the revolving loans from proceeds of subsequent debt or equity financings; the stability of the aircraft industry and aircraft asset values and demand; the supply of suitable transaction opportunities for the Company; the use of proper asset and lessee selection to reduce the impact of industry downturns; the attractiveness of overseas markets; JMC's competitiveness due to its experience and operational efficiency in financing transaction types desired by regional air carriers; and the Company's ability to obtain third party guaranties, letters of credit or other credit enhancements from future lessees; are forward-looking statements. While the Company believes that such statements are accurate, they are dependent upon general economic conditions, particularly those that affect the demand for regional aircraft and engines, including competition for regional and other aircraft, the financial performance of the Company's lessees, and future trends and results which cannot be predicted with certainty. The Company's actual results could differ materially from those discussed in such forward-looking statements. The cautionary statements made in this Report should be read as being applicable to all related forward-looking statements wherever they appear in this Report. Factors that could cause or contribute to such differences also include those discussed below in the section entitled "Factors that May Affect Future Results."

TO OUR SHAREHOLDERS


During 1999, we experienced significant growth, doubling the number of aircraft in our portfolio. This growth, combined with several acquisitions in the second half of 2000, produced record revenues and net income in 2000.

2000 was a transition year for AeroCentury. During 2000, we continued to diversify our portfolio in terms of aircraft type and customer base, improved our ability to manage our current portfolio, and obtained financing to enable future growth.

         During 2000, we made our first significant disposals of aircraft, selling a total of three aircraft. While these aircraft were older, first generation turboprops, we were able to record a gain on sale in each transaction. We acquired three deHavilland Dash-8 aircraft during the second half of the year, our first purchases of this aircraft type. These aircraft are leased to customers in Norway and Jamaica, two new markets for us. At the end of 2000, our portfolio consisted of 20 aircraft, comprised of 7 different types, and 26 turboprop engines, on lease to customers in 12 countries worldwide.

         One of our most valuable assets continues to be our experienced management team and its ability to develop and maintain strong customer relationships. Several management changes during 2000 and early 2001 have enhanced our capability to proactively manage our portfolio and derive maximum value from financing opportunities.

         In June 2000, we obtained a new $50 million line of credit which expires in June 2003. Our previous line credit line had a $30 million limit. This new line of credit, combined with other sources of financing, should give us the flexibility to take advantage of attractive opportunities as they become available.

We increased our investor relations efforts during 2000. We placed several ads in financial publications to increase our visibility to retail and institutional investors. We continue to work towards increased awareness of our company, emphasizing our growth strategy and diversification of our assets and customers.

Our focus remains enhancing the value of your investment. We feel that carefully managed growth and continued profitability should ultimately be rewarded by a higher stock price. We appreciate your patience and support.

/s/ Neal D. Crispin

Neal D. Crispin
President and Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS

AeroCentury Corp. ("AeroCentury") was incorporated in the state of Delaware on February 28, 1997 ("Inception"). AeroCentury was formed solely for the purpose of acquiring JetFleet Aircraft, L.P. ("JetFleet I") and JetFleet Aircraft II, L.P. ("JetFleet II"), California limited partnerships (collectively, the "Partnerships") in a statutory merger (the "Consolidation"). JetFleet I and JetFleet II were organized in October 1989 and October 1991, respectively. Prior to the Consolidation, the Partnerships engaged in the business of ownership, management, leasing and acquisition of a portfolio of aircraft equipment. Upon completion of the Consolidation, which occurred on January 1, 1998, AeroCentury succeeded to the Partnerships' business.

During November 1999 and August 2000, AeroCentury Corp. formed two wholly-owned subsidiaries, AeroCentury Investments LLC ("AeroCentury LLC") and AeroCentury Investments II LLC ("AeroCentury II LLC"), respectively, for the purpose of acquiring aircraft using a combination of cash and bank financing separate from AeroCentury Corp.'s credit facility. Financial information for AeroCentury, AeroCentury LLC and AeroCentury II LLC (collectively, the "Company") is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

The Company is engaged in the business of investing in primarily used regional aircraft equipment leased to domestic and foreign regional air carriers. By assuming the business of the Partnerships in January 1998, the Company became owner of a portfolio of unleveraged aircraft and engines on lease and generating positive cash flow. The Company's principal business objective is to increase shareholder value by acquiring additional aircraft assets that will provide a return on investment through lease revenue from creditworthy lessees, and eventually sale proceeds. The Company intends to achieve its business objective by reinvesting cash flow and obtaining short-term and long-term financing and/or equity financing.

Results of Operations

Revenues

The Company had revenues of $12,107,760 and net income of $1,671,340 for the year ended December 31, 2000 versus revenues of $7,380,140 and net income of $1,405,420 for the year ended December 31, 1999. Rent income is approximately $3,751,000 higher in 2000 versus 1999 due to the purchases of additional aircraft on lease during 2000 and the effect of a full year of rent from aircraft purchased throughout 1999. Gain on disposal of aircraft and aircraft engines is approximately $648,000 higher in 2000 due to the sale of three aircraft during the fourth quarter compared to one aircraft engine during 1999. Other income for the year ended December 31, 2000 is higher by approximately $328,000 versus 1999 because of interest earned on higher cash balances maintained during 2000.

During November 2000, the Company sold, and recorded gains on, two DHC-7 aircraft and one Metro III aircraft, the leases for which expired during the fourth quarter of 2000. The lease for another of the Company's DHC-7 aircraft has been extended from September 30, 2000 to its pre-return inspection completion. The inspection is still in process and the Company expects the aircraft to be returned no later than March 31, 2001.

Expense Items

Management fees, which are calculated on the net book value of the aircraft owned by the Company, are approximately $576,000 higher in 2000 versus 1999 because the Company purchased additional aircraft during 1999 and 2000. Depreciation is approximately $974,000 higher in 2000 versus 1999 because of the aircraft acquisitions during both years. Interest expense is approximately $1,872,000 higher in 2000 versus 1999 because of higher average balances on the Company's credit facility and other debt financings during 2000 compared to 1999 and because of the higher interest rate environment in 2000. Professional fees and general administrative expense were approximately the same in both years.

During 2000, the Company increased maintenance reserves and accrued costs and recognized related one-time maintenance charges of approximately $760,000. The charges consist of approximately $730,000 incurred in connection with the early termination of three of the Company's aircraft leases and the Company's obligations under a cost sharing arrangement with one of its lessees, discussed below. The remaining $30,000 of charges was a result of the Company's periodic review of the adequacy of its maintenance reserves in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease.

One of the aircraft which was returned prior to its original expiration date was a Shorts SD-360 which, at the time of purchase, was subject to a 48-month lease, expiring in March 2002, with a British regional airline. The original lease, entered into in 1998, did not require that the lessee pay maintenance reserves based on usage because, at the time, the lessee was considered creditworthy. It had recently been named Airline of the Year by the European Regions Airline Association and had its own facility which was certified to perform any required maintenance. Subsequent to the Company's purchase of the aircraft, the airline's management pursued a policy of rapid expansion, which led to a financial crisis and, on February 24, 2000, the lessee filed for reorganization. The lessee has continued to operate, and, under the reorganization plan, the lessee agreed to continue leasing the Company's aircraft on a month to month basis, at the same rent. During the fourth quarter, the Company was able to inspect the aircraft in order to identify its maintenance requirements and estimate the funds needed to complete such maintenance. Although the lessee paid a portion of the reserves due for hours flown after the reorganization filing, the Company accrued
$521,000 of maintenance costs, related to hours flown prior to the reorganization filing, which the Company does not believe it will receive from the lessee or from the reorganization administrator. The Company is seeking re-lease opportunities for the aircraft.

The other aircraft which are being returned early are two of the Company's DHC-6 aircraft. During February 2001, the Company and the lessee of these aircraft signed an agreement, under which the lessee is required to pay all rent and reserves through the return dates and to perform certain maintenance procedures prior to such return. During 2000, however, the Company accrued approximately $80,000 of maintenance, which represents both work which the lessee is not required to perform prior to the return of the aircraft and a reserve against a maintenance receivable which was recorded by the Company prior to signing the termination agreement. On February 28, 2001, the Company and a regional airline signed a term sheet for a thirty-six month lease of both aircraft. The Company subsequently received two $60,000 security deposits which are refundable only if the airline rejects the condition of either or both aircraft, which are to be delivered no later than April 30, 2001.

During 2000, the Company and one of its lessees agreed to a cost sharing arrangement concerning a manufacturer-required inspection of the aircraft and repair of certain components. Pursuant to the agreement, a portion of the cost was funded by maintenance reserves previously paid by the lessee and the remaining cost was allocated between the Company and the lessee. The Company recorded a note receivable for the lessee's portion, net of interest to be received, which will be repaid through increased rent during the remainder of the lease term. The Company recorded approximately $130,000, which represented its share of the cost, as maintenance expense.

During December 2000, the Company also recorded as expense approximately $462,000 to reflect a reduction in the carrying value of two aircraft, based on the current appraisal of and management's analysis of market conditions for the aircraft.

The Company's effective tax rate in 2000 was approximately 34% versus approximately 31% in 1999. The Company's tax rate is subject to changes in the mix of domestic and foreign leased assets, the proportions of revenue generated within and outside of California and numerous other factors, including changes in tax laws.

Liquidity and Capital Resources

The Company is currently financing its asset growth through credit facility borrowings and excess cash flow. The Company's $35 million credit facility, which expired on June 30, 2000, bore interest, payable monthly, at either prime or LIBOR plus 200 basis points, at the Company's option. The Company's aircraft and aircraft engines served as collateral under the facility and, in accordance with the credit agreement, the Company was required to maintain compliance with certain financial covenants. The Company was in compliance with all such covenants through June 28, 2000, when all outstanding principal and accrued interest was paid.

On June 28, 2000, the Company signed an agreement with a new agent for a revolving line of credit totaling $50 million. The new facility, which expires on June 28, 2003, bears interest, at the Company's option, at either (i) prime or (ii) LIBOR plus a margin ranging from 200 to 250 basis points, depending on certain financial ratios. The Company's assets, excluding those of AeroCentury LLC and AeroCentury II LLC, serve as collateral under the facility and, in accordance with the credit agreement, the Company must maintain compliance with certain financial covenants. As of December 31, 2000, the Company was in compliance with all such covenants. As of December 31, 2000, $29,725,000 was outstanding under the credit facility, and interest of $59,440 was accrued, using a combination of prime and LIBOR rates.

The prime rate was stable from November 1998 through June 1999 and increased by 25 basis points in each of July, August and November 1999 and February, March and May 2000 and decreased by 50 basis points in each of January and February 2001. Throughout 2000, the majority of the Company's borrowings were financed using one-month or six-month LIBOR rates, both of which have increased since the Company began financing pursuant to such rates during June 1999. The Company believes it has adequate cash flow to meet any increases in interest rates applicable to its credit line obligations. A sudden, severe and prolonged increase in such rates, however, could adversely affect the Company's cash flow by increasing the Company's interest expense almost immediately. Any increase in such interest rates is likely to be the result of increased prevailing interest rates. Increased prevailing interest rates generally result in higher lease rates as well, and so, an increase in credit line payments may be offset at least partially, with some time lag, by higher revenues on new leases and renewals of leases. A continued decline in interest rates, however, would have a positive effect on the Company's results, which effect may be partially offset by a corresponding decrease in lease rates.

The Company has periodically evaluated whether it is advisable to enter into an interest rate hedge transaction, which would act to lock in current interest rates on its credit line obligations. The Company has continued to determine that such a transaction is not advisable at this time. In making its decision, the Company analyzed interest rate trends, the likelihood of a severe increase in interest rates, the ongoing costs of maintaining the hedge and the magnitude of the impact of any interest rate swing.

During November 1999, the Company acquired two aircraft using cash and bank financing separate from its credit facility. The financing consists of a note in the amount of $9,061,000, due February 15, 2002, which bears fixed interest at 8.04%. Payments due under the note consist of monthly principal and interest and a balloon principal payment due on the maturity date.

A similar financing was concluded in September 2000, consisting of a note in the amount of $3,575,000, due April 18, 2003, which bears fixed interest at 8.36% for the acquisition of one aircraft. Payments due under the note consist of monthly principal and interest and a balloon principal payment due on the maturity date.

The Company's primary source of revenue is lease rentals collected from lessees of its aircraft assets. It is the Company's policy to monitor each lessee's needs in periods before leases are due to expire. If it appears that a lessee will not be renewing its lease, the Company immediately initiates marketing efforts to locate a potential new lessee or purchaser for the aircraft. This procedure helps the Company reduce any potential that an asset will be "off-lease" for a significant time. The Company's aircraft are subject to leases with varying expiration dates between March 2001 and April 2003. Given the varying lease terms and expiration dates for the aircraft in the Company's portfolio, management believes that the Company will have adequate cash flow to meet any on-going operational needs.

The Company's cash flow from operations for the year ended December 31, 2000 versus 1999 increased by approximately $301,000. The increase from year to year was partially due to the Company's acquisition of several aircraft during 2000 and 1999 which resulted in increased net income and higher depreciation expense in 2000, as well as the positive effect of the change in accounts payable and accrued expenses. The effect of these changes was partially offset by the negative effect of the change in deposits, accounts receivable, notes receivable, prepaid expenses and other assets, accrued interest on notes payable, security deposits, maintenance reserves and accrued costs prepaid rent, and deferred taxes during 2000 versus 1999.

Specifically, the Company's cash flow from operations for the year ended December 31, 2000 consisted of net income of $1,671,340 and adjustments consisting primarily of depreciation of $2,673,950, increases in deposits, accounts receivable, notes receivable, and prepaid expenses and other assets of $1,444,410, $263,400, $117,550 and $257,550, respectively, an increase in accounts payable and accrued expenses of $978,370, increases in maintenance reserves and accrued costs, security deposits and prepaid rent of $1,920,500, $59,500 and $28,660, respectively, and decreases in accrued interest on notes payable and deferred taxes of $155,160 and $511,150, respectively.

Specifically, the Company's cash flow from operations for the year ended December 31, 1999 consisted of net income of $1,405,420 and adjustments consisting primarily of depreciation of $1,700,000, increases in deposits, accounts receivable, and prepaid expenses and other assets of $3,834,900, $142,210 and $211,660, respectively, an increase in accounts payable and accrued expenses of $657,570, an increase in accrued interest on notes payable of $184,700, and increases in maintenance reserves and accrued costs, security deposits, prepaid rent, and deferred taxes of $2,728,370, $1,306,040, $235,330 and $67,840, respectively.

During 2000, the decrease in cash flow provided by financing activities and the decrease in cash flow used by investing activities compared to 1999 were both a result of the Company borrowing less on its credit facility to purchase additional aircraft than it did in 1999.

Outlook

As discussed above in "Results of Operations", three of the Company's aircraft are being returned before lease end. Six others have terms which have expired or will do so prior to October 15, 2001. Under the provisions of the Company's credit facility, the status of these aircraft reduces the collateral base, and such reductions preclude the Company from utilizing the $22 million of unused credit on its facility unless and until the collateral base is increased. The re-lease or sale of these aircraft, therefore, is required in order to permit the Company's additional use of its credit facility to purchase additional assets. These circumstances, unless changed, are expected to limit the Company's ability during 2001 to increase its asset base and grow its earnings.

While the Company has previously used special purpose asset-based financing for the acquisition of three aircraft and may have such financing available again in the future, the credit line is currently the Company's only readily available funding source for new acquisitions. Therefore, the Company's management has made remarketing the focus of its efforts in the first and second quarters of 2001 in order to resolve the credit line limitations discussed above. Because of the lease terminations and expirations discussed above, it is likely that both lease revenues and earnings for first quarter 2001 will be lower than for the same period last year. In addition, it is likely that lease revenues for the year in total will be lower than in 2000. Projected earnings for 2001, although positive, will likely be lower than 2000 unless the Company sells assets at a gain during the remainder of the year.

Factors that May Affect Future Results

Risks of Debt Financing. The Company's use of acquisition financing under its revolving credit facility subjects the Company to increased risks of leveraging. The revolving loans are secured by the Company's existing assets as well as the assets acquired with each financing. Any default under the revolving credit facility could result in foreclosure upon not only the asset acquired using such financing, but also the existing assets of the Company securing the revolving loan.

In order to achieve optimal benefit from the revolving credit facility, the Company intends to repay a portion of the revolving loans from proceeds of subsequent term debt or equity financings. Such replacement financing would likely provide the Company with more favorable long-term repayment terms and also would permit the Company to make further borrowings under the revolving credit facility equal to the amount of revolving debt refinanced. There can be no assurance that the Company will be able to obtain the necessary amount of replacement term debt or equity financing on favorable terms so as to permit multiple draws on the revolving credit facility.

All of the Company's current credit facility indebtedness carries a floating interest rate based upon either the lender's prime rate or a floating LIBOR rate. If the applicable index rate increases, and the Company has not entered into a mitigating hedge transaction, then the Company's payment obligations under the credit facility would increase and could result in lower net revenues for the Company. As discussed above, however, he Company may also have available to it financing separate from its credit facility, which financing has carried a fixed rate of interest in the past.

As discussed above, in "Liquidity and Capital Resources", the Company's ability to draw on its $50 million credit line is dependent upon the status of its asset base. If a significant portion of the collateral base is off-lease for an extended period of time, this may affect the amount the Company can borrow under its credit line. Since the Company currently does not have additional, immediately available sources of acquisition funding, the ability to draw fully on its credit line will be a critical factor in the Company's continued asset and revenue growth.

Further, since the maximum amount of indebtedness permitted under the credit line is affected by the number of off-lease aircraft in the collateral base, if a significant portion of the Company's assets are off lease for an extended period of time (see "Ownership Risks", below), the Company may be required to pay down its indebtedness under the credit line. If the Company's cash reserves are insufficient to make the required repayment, and the Company is unable to sell aircraft at a price sufficient to generate enough cash to cover the required payment, the entire indebtedness could be accelerated and the Company's assets foreclosed upon.

General Economic Conditions. The market for used aircraft has been cyclical, and usually reflects economic conditions and the strength of the travel and transportation industry. The Company believes that the air transport industry is currently stable, with demand for aircraft, asset prices and lease rates generally level, and in some cases, increasing. Nonetheless, at any time, the market for used aircraft may be adversely affected by such factors as airline financial difficulties, higher fuel costs, and improved availability and economics of new replacement aircraft.

The last year has seen a dramatic rise in the cost of fuel. Because of the current strong demand for air transport, some carriers have been able to pass the increased cost on to passengers, while others have experienced decreased profitability. If prices remain higher, it could affect values of less fuel-efficient aircraft in the Company's portfolio of aircraft, and begin to weaken the aircraft and air transport industry generally.

The Company believes that the current aircraft market still provides a good supply of suitable transaction opportunities for the Company, primarily in overseas markets, as well as domestically. There are currently some disparities between geographic regions with respect to the condition of the air transport industry, with certain areas of South America, in particular, experiencing economic difficulties. There have also been disruptions in the currency markets in certain geographic areas. To the extent that such disruptions adversely affect a region's economic growth, suitable transactions may be more difficult for the Company to find in that region and the Company's lessees in that area may be adversely affected.

An adverse change in the global air travel industry could result in reduced carrier revenue and excess capacity and increase the risk of failure of some weaker regional air carriers. While the Company believes that with proper asset and lessee selection in the current climate, as well as during such downturns, the impact of such changes on the Company can be reduced, there is no assurance that the Company's business will escape the effects of such a global downturn, or a regional downturn in an area where the Company has placed a significant amount of its assets.

Reliance on JMC. All management of the Company is performed by JMC under a Management Agreement which is in its fourth year of a 20-year term and provides for an asset-based management fee. JMC is not a fiduciary to the Company or its stockholders. The Board of Directors, however, has ultimate control and supervisory responsibility over all aspects of the Company and owes fiduciary duties to the Company and its stockholders. In addition, while JMC may not owe any fiduciary duties to the Company by virtue of the Management Agreement, certain officers of JMC are also officers of the Company, and in that capacity owe fiduciary duties to the Company and the stockholders by virtue of holding such offices with the Company.

The Management Agreement may be terminated upon a default in the obligations of JMC to the Company, and provides for liquidated damages in the event of a wrongful termination of the agreement by the Company. Many of the officers of JMC are also officers of the Company, and certain directors of the Company are also directors of JMC. Consequently, the directors and officers of JMC may have a conflict of interest in the event of a dispute over obligations between the Company and JMC. Although the Company has taken steps to prevent conflicts of interest arising from such dual roles, such conflicts may still occur.

Ownership Risks. Most of the Company's portfolio is leased under operating leases, where the terms of the leases do not take up the entire useful life of an asset. The Company's ability to recover its purchase investment in an asset subject to an operating lease is dependent upon the Company's ability to profitably re-lease or sell the asset after the expiration of the initial lease term. Some of the factors that have an impact on the Company's ability to release or sell include worldwide economic conditions, general aircraft market conditions, regulatory changes that may make an asset's use more expensive or preclude use unless the asset is modified, changes in the supply or cost of aircraft equipment and technological developments which cause the asset to become obsolete. In addition, a successful investment in an asset subject to an operating lease depends in part upon having the asset returned by the lessee in serviceable condition as required under the lease. If the Company is unable to remarket its aircraft equipment on favorable terms when the operating lease for such equipment expires, the Company's business, financial condition, cash flow, ability to service debt and results of operation could be adversely affected.

Lessee Credit Risk. If a lessee defaults upon its obligations under a lease, the Company may be limited in its ability to enforce remedies. Most of the Company's lessees are small regional passenger airlines, which may be even more sensitive to airline industry market conditions than the major airlines. As a result, the Company's inability to collect rent under a significant lease or to repossess equipment in the event of a default by a lessee could have a material adverse effect on the Company's revenue. If a lessee that is a certified U.S. airline is in default under the lease and seeks protection under Chapter 11 of the United States Bankruptcy Code, under Section 1110 of the Bankruptcy Code, the Company would be automatically prevented from exercising any remedies for a period of 60 days. By the end of the 60-day period, the lessee must agree to perform the obligations and cure any defaults, or the Company would have the right to repossess the equipment. This procedure under the Bankruptcy Code has been subject to significant recent litigation, however, and it is possible that the Company's enforcement rights may still be further adversely affected by a declaration of bankruptcy by a defaulting lessee.

International Risks. The Company has focused recently on leases in overseas markets, which markets are currently dynamic and which the Company believes present attractive opportunities. Leases with foreign lessees, however, may present somewhat different credit risks than those with domestic lessees.

Foreign laws, regulations and judicial procedures may be more or less protective of lessor rights as those which apply in the United States. The Company could experience collection problems related to the enforcement of its lease agreements under foreign local laws and the remedies in foreign jurisdictions. The protections potentially offered by Section 1110 of the Bankruptcy Code would not apply to non-U.S. carriers, and applicable local law may not offer similar protections. Certain countries do not have a central registration or recording system with which to locally establish the Company's interest in equipment and related leases. This could add difficulty in recovering an aircraft in the event that a foreign lessee defaults.

Leases with foreign lessees are subject to risks related to the economy of the country or region in which such lessee is located, even if the U.S. economy remains strong. On the other hand, a foreign economy may remain strong even though the U.S. economy does not. A foreign economic downturn may impact a foreign lessee's ability to make lease payments, even though the U.S. and other economies remain stable. Furthermore, foreign lessees are subject to risks related to currency conversion fluctuations. Although the Company's current leases are all payable in U.S. dollars, in the future, the Company may agree to leases that permit payment in foreign currency, which would subject such lease revenue to monetary risk due to currency fluctuations. Even with dollar-denominated lease payment provisions, the Company could still be affected by a devaluation of the lessee's local currency which would make it more difficult for a lessee to meet its dollar-denominated lease payments, increasing the risk of default of that lessee, particularly if that carrier's revenue is primarily derived in the local currency.

Government  Regulation.  There  are  a  number  of  areas  in  which  government regulation may result in costs to the Company. These include aircraft registration, safety requirements, required equipment modifications, and aircraft noise requirements. Although it is contemplated that the burden of complying with such requirements will fall primarily upon lessees of equipment, there can be no assurance that the cost of complying with such government regulations will not fall on the Company. Furthermore, future government regulations could cause the value of any non-complying equipment owned by the Company to decline substantially.

Competition. The aircraft leasing industry is highly competitive. The Company competes with aircraft manufacturers, distributors, airlines and other operators, equipment managers, leasing companies, equipment leasing programs, financial institutions and other parties engaged in leasing, managing or remarketing aircraft, many of which have significantly greater financial resources and more experience than the Company. The Company, however, believes that it is competitive because of JMC's experience and operational efficiency in financing the transaction types desired by regional air carriers. This market segment, which is characterized by transaction sizes of less than $10 million and lessee credits that are strong, but generally unrated and more speculative than the major air carriers, is not well served by the Company's larger competitors in the aircraft industry. JMC has developed a reputation as a global participant in this segment of the market, and the Company believes this will benefit the Company. There is no assurance that the lack of significant competition from the larger aircraft leasing companies will continue or that the reputation of JMC will continue to be strong in this market segment and benefit the Company.

Casualties, Insurance Coverage. The Company, as owner of transportation equipment, could be held liable for injuries or damage to property caused by its assets. Though some protection may be provided by the United States Aviation Act with respect to its aircraft assets, it is not clear to what extent such statutory protection would be available to the Company and such act may not apply to aircraft operated in foreign countries. Though the Company may carry insurance or require a lessee to insure against a risk, some risks of loss may not be insurable. An uninsured loss with respect to the equipment or an insured loss, for which insurance proceeds are inadequate, would result in a possible loss of invested capital in and any profits anticipated from such equipment.

Leasing Risks. The Company's successful negotiation of lease extensions, re-leases and sales may be critical to its ability to achieve its financial objectives, and involves a number of substantial risks. Demand for lease or purchase of the assets depends on the economic condition of the airline industry which is, in turn, highly sensitive to general economic conditions. Ability to remarket equipment at acceptable rates may depend on the demand and market values at the time of remarketing. The Company anticipates that the bulk of the equipment it acquires will be used aircraft equipment. The market for used aircraft is cyclical, and generally, but not always, reflects economic conditions and the strength of the travel and transportation industry. The demand for and value of many types of older aircraft in the recent past has been depressed by such factors as airline financial difficulties, increased fuel costs, the number of new aircraft on order and the number of older aircraft coming off lease. The Company's expected concentration in a limited number of airframe and aircraft engine types (generally, turboprop equipment) subjects the Company to economic risks if those airframe or engine types should decline in value. If "regional jets" were to be used on short routes previously served by turboprops, even though regional jets are more expensive to operate than turboprops, the demand for turboprops could be decreased. This could result in lower lease rates and values for the Company's existing turboprop aircraft.

Risks Related to Regional Air Carriers. Because the Company has concentrated its existing leases and intends to concentrate on leases to regional air carriers, it is subject to certain risks. First, some of the lessees in the regional air carrier market are companies that are start-up, low capital, low margin operations. Often, the success of such carriers is dependent upon arrangements with major trunk carriers, which may be subject to termination or cancellation by such major carrier. Leasing transactions with these types of lessees result in a generally higher lease rate on aircraft, but may entail higher risk of default or lessee bankruptcy. The Company evaluates the credit risk of each lessee carefully, and attempts to obtain third party guaranties, letters of credit or other credit enhancements, if it deems such is necessary. There is no assurance, however, that such enhancements will be available or that even if obtained will fully protect the Company from losses resulting from a lessee default or bankruptcy. Second, a significant area of growth of this market is in areas outside of the United States, where collection and enforcement are often more difficult and complicated than in the United States.

Possible Volatility of Stock Price. The market price of the Company's Common Stock could be subject to fluctuations in response to operating results of the Company, changes in general conditions in the economy, the financial markets, the airline industry, changes in accounting principles or tax laws applicable to the Company or its lessees, or other developments affecting the Company, its customers or its competitors, some of which may be unrelated to the Company's performance. Also, because the Company has a relatively small capitalization of approximately 1.5 million shares, there is a correspondingly limited amount of trading of the shares. Consequently, a single or small number of trades could result in a market fluctuation not related to any business or financial development relating to the Company.

CONSOLIDATED BALANCE SHEET

                                                                                                     December 31,
                                                                                                     2000

ASSETS

Assets:
     Cash and cash equivalents                                                                       $    3,184,470
     Deposits                                                                                             6,863,570
     Accounts receivable                                                                                    571,160
     Aircraft and aircraft engines on operating leases,
        net of accumulated depreciation of $13,071,300                                                   60,111,200
     Note receivable                                                                                        117,550
     Prepaid expenses and other                                                                             616,680
                                                                                                     --------------

Total assets                                                                                         $   71,464,630
                                                                                                     ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
     Accounts payable and accrued expenses                                                           $    1,885,340
     Notes payable and accrued interest                                                                  41,220,610
     Maintenance reserves and accrued costs                                                               6,310,200
     Security deposits                                                                                    1,813,800
     Prepaid rent                                                                                           355,280
     Deferred taxes                                                                                       2,716,720
                                                                                                     --------------

Total liabilities                                                                                        54,301,950
                                                                                                     --------------
Shareholders' equity:
     Preferred stock, $.001 par value, 2,000,000 shares
        authorized, no shares issued and outstanding                                                              -
     Common stock, $.001 par value, 3,000,000 shares
        authorized, 1,606,557 shares issued                                                                   1,610
     Paid in capital                                                                                     13,821,200
     Retained earnings                                                                                    3,843,940
                                                                                                      -------------
                                                                                                         17,666,750
     Treasury stock at cost, 63,300 shares                                                                (504,070)
                                                                                                     --------------
Total shareholders' equity                                                                               17,162,680
                                                                                                     --------------

Total liabilities and shareholders' equity                                                              $71,464,630
                                                                                                     ==============


The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              For the Years Ended December 31,

                                                                                2000                       1999
-------------------------------------------------------------------------------------------------------------------



REVENUES:

     Rent income                                                            $ 10,880,130               $  7,128,690
     Gain on disposal of aircraft and aircraft engines                           746,570                     98,400
     Other income                                                                481,060                    153,050
                                                                            ---------------------------------------

                                                                              12,107,760                  7,380,140
                                                                            ---------------------------------------
EXPENSES:

     Management fees                                                           1,725,250                  1,148,800
     Depreciation                                                              2,673,950                  1,700,000
     Interest                                                                  3,471,450                  1,599,050
     Professional fees and general and administrative                            494,260                    516,950
     Maintenance                                                                 762,920                    374,240
     Provision for impairment in value of aircraft                               462,500                          -
                                                                            ---------------------------------------

                                                                               9,590,330                  5,339,040
                                                                            ---------------------------------------

Income before taxes                                                            2,517,430                  2,041,100

Tax provision                                                                    846,090                    635,680
                                                                            ---------------------------------------

Net income                                                                  $  1,671,340               $  1,405,420
                                                                            =======================================

Weighted average common
   shares outstanding                                                          1,543,257                  1,563,591
                                                                            =======================================

Basic earnings per share                                                    $       1.08               $       0.90
                                                                            =======================================


The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                        Common Paid-in Retained Treasury

                                     Stock          Capital           Earnings            Stock           Total
-------------------------------------------------------------------------------------------------------------------



Balance,
  December 31, 1998            $       1,610     $  13,821,200    $      767,180    $    (78,190)    $   14,511,800

Purchase of treasury
  stock, 54,100 shares                     -                 -                 -        (425,880)         (425,880)
Net income                                 -                 -         1,405,420                -         1,405,420
                               ------------------------------------------------------------------------------------

Balance,
  December 31, 1999                    1,610        13,821,200         2,172,600        (504,070)        15,491,340

Net income                                 -                 -         1,671,340                -         1,671,340
                               ------------------------------------------------------------------------------------

Balance,
  December 31, 2000            $       1,610     $  13,821,200    $    3,843,940    $   (504,070)    $   17,162,680
                               ====================================================================================


The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               For the Years Ended December 31,

                                                                                2000                      1999
-------------------------------------------------------------------------------------------------------------------

Operating activities:
   Net income                                                              $   1,671,340             $    1,405,420
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation                                                            2,673,950                  1,700,000
       Gain on disposal of aircraft and aircraft engines                       (746,570)                   (98,400)
       Provision for impairment in value of aircraft                             462,500                          -
       Change in operating assets and liabilities:
           Deposits                                                          (1,444,410)                (3,834,900)
         Accounts receivable                                                   (263,400)                  (142,210)
         Note receivable                                                       (117,550)                          -
         Prepaid expenses and other                                            (257,550)                  (211,660)
         Accounts payable and accrued expenses                                 1,154,080                    657,570
         Accrued interest on notes payable                                     (155,160)                    184,700
         Maintenance reserves and accrued costs                                1,920,500                  2,728,370
         Security deposits                                                        28,660                  1,306,040
         Prepaid rent                                                             59,500                    235,330
         Deferred taxes                                                        (686,860)                     67,840
                                                                           ----------------------------------------
Net cash provided by operating activities                                      4,299,030                  3,998,100

Investing activities:
   Proceeds from disposal of aircraft and aircraft engines                     5,096,560                     98,400
   Purchase of aircraft and aircraft engines                                (11,743,700)               (25,680,340)
                                                                           ----------------------------------------
Net cash used by investing activities                                        (6,647,140)               (25,581,940)

Financing activities:
   Issuance of notes payable                                                   9,885,000                 21,590,000
   Repayment of notes payable                                                (5,604,150)                  (180,560)
   Purchase of treasury stock                                                          -                  (425,880)
                                                                           ----------------------------------------
Net cash provided by financing activities                                      4,280,850                 20,983,560

Net increase/(decrease) in cash and cash equivalents                           1,932,740                  (600,280)

Cash and cash equivalents, beginning of period                                 1,251,730                  1,852,010
                                                                           ----------------------------------------

Cash and cash equivalents, end of period                                   $   3,184,470             $    1,251,730
                                                                           ========================================

During 1999, $9,061,000 of the purchase price of two aircraft acquired by the Company was financed by a note payable to the seller.

During the years ended December 31, 2000 and 1999, the Company paid interest totaling $3,813,950 and $1,400,830, respectively, and income taxes totaling $388,270 and $148,920, respectively.


The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Organization and Summary of Significant Accounting Policies

(a)      Basis of Presentation

         AeroCentury Corp. ("AeroCentury") was incorporated in the state of Delaware on February 28, 1997. AeroCentury was formed solely for the purpose of acquiring JetFleet Aircraft, L.P. and JetFleet Aircraft II, L.P., partnerships formed under California law for the purpose of investing in leased aircraft equipment, (collectively, the "Partnerships") in a statutory merger (the "Consolidation"), which was effective January 1, 1998. AeroCentury is continuing in the aircraft leasing business in which the Partnerships engaged and is using leveraged financing to acquire additional aircraft assets on lease.

     During November 1999 and August 2000, AeroCentury Corp. formed two wholly-owned subsidiaries, AeroCentury Investments LLC ("AeroCentury LLC") and AeroCentury Investments II LLC ("AeroCentury II LLC"), respectively, for the purpose of acquiring aircraft using a combination of cash and bank financing separate from AeroCentury Corp.'s credit facility. Financial information for
AeroCentury, AeroCentury LLC and AeroCentury II LLC (collectively, the "Company") is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

 (b)     Capitalization

         On April 17, 1998, in connection with the adoption of a shareholder rights plan, the Company filed a Certificate of Designation, designating the rights, preferences and privileges of a new Series A Preferred Stock. Pursuant to the plan, the Company issued rights to its shareholders of record as of April 23, 1998, entitling each shareholder to the right to purchase one one-hundredth of a share of Series A Preferred Stock for each share of Common Stock held by the shareholder. Such rights are exercisable only under certain circumstances concerning a proposed acquisition or merger of the Company.

         On October 23, 1998, the Company's Board of Directors adopted a stock repurchase plan, granting management the authority to purchase up to 100,000 shares of the Company's common stock, in privately negotiated transactions or on the market, at such price and on such terms and conditions deemed satisfactory to management. During 2000, the Company purchased no such shares. During 1999, the Company purchased 54,100 shares. Since adoption of the plan, the Company has purchased 63,300 shares.

         As discussed above, AeroCentury is the sole member and manager of AeroCentury LLC and AeroCentury II LLC.

(c)      Cash and Cash Equivalents/Deposits

         The Company considers highly liquid investments readily convertible into known amounts of cash, with original maturities of 90 days or less, as cash equivalents. Deposits represent cash balances held related to maintenance reserves and security deposits and generally are subject to withdrawal restrictions.

         At December 31, 2000, the Company held security deposits of $1,813,800,
refundable   maintenance  reserves  received  from  lessees  of  $3,203,720  and non-refundable maintenance reserves of $1,846,050.

1.       Organization and Summary of Significant Accounting Policies (continued)

         The Company's leases are typically structured so that if any event of default occurs under the lease, the Company may apply all or a portion of the lessee's security deposit to cure such default. If such an application of the security deposit is made, the lessee typically is required to replenish and maintain the full amount of the deposit during the remaining term of the lease. All of the security deposits currently held by the Company are refundable to the lessee at the end of the lease.

         Maintenance reserves which are refundable to the lessee at the end of the lease may be retained by the Company if such amounts are necessary to meet the return conditions specified in the lease and, in some cases, to satisfy any other payments due under the lease.

         Non-refundable maintenance reserves held by the Company are accounted for as a liability until the aircraft has been returned at the end of the lease, at which time the Company evaluates the adequacy of the remaining reserves in light of maintenance to be performed as a result of hours flown. At that time, any excess is recorded as income. When an aircraft is sold, any excess non-refundable maintenance reserves are recorded as income.

(d)      Aircraft and Aircraft Engines On Operating Leases

         The Company's interests in aircraft and aircraft engines are recorded at cost, which includes acquisition costs. Depreciation is computed using the straight-line method over the aircraft's estimated economic life (generally assumed to be twelve years), to an estimated residual value. The depreciable base of the assets acquired by the Company in the Consolidation was equal to the net book value of the assets at December 31, 1997.

(e)      Loan Commitment and Related Fees

         To the extent that the Company is required to pay loan commitment fees and legal fees in order to secure debt, such fees are amortized over the life of the related loan.

(f)      Maintenance Reserves and Accrued Costs

         Maintenance costs under the Company's triple net leases are generally the responsibility of the lessees. Maintenance reserves and accrued costs in the accompanying balance sheet include refundable and non-refundable maintenance payments received from lessees. The Company periodically reviews maintenance reserves for adequacy in light of the number of hours flown, airworthiness directives issued by the manufacturer or government authority, and the return conditions specified in the lease. As a result of such review, when it is probable that the Company has incurred costs for maintenance in excess of amounts received from lessees, the Company accrues its share of costs for work to be performed as a result of hours flown. At December 31, 2000, the Company had accrued costs of approximately $789,000 related to four of its aircraft.

 (g)     Income Taxes

         The Company follows the liability method of accounting for income taxes as required by the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

1.       Organization and Summary of Significant Accounting Policies (continued)

(h)      Revenue Recognition

         Revenue from leasing of aircraft assets is recognized as operating lease revenue on a straight-line basis over the terms of the applicable lease agreements.

(i)      Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts, disclosures and contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

(j)      Comprehensive Income

     The Company does not have any comprehensive income other than the revenue and expense items included in the consolidated statements of income. As a result, comprehensive income equals net income for the years ended December 31, 2000 and 1999.

(k)      Impairment of Long-lived Assets

         In accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed Of," assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. At each year-end, the Company reviews its long-lived assets for impairment based on estimated future nondiscounted cash flows attributable to the assets. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated realizable value.

(l)      Recent Accounting Pronouncements

         SFAS No. 137, which amended the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1999. The Company adopted SFAS No. 133 on January 1, 2001. This statement establishes accounting and reporting standards requiring that all derivative instruments are recorded on the balance sheet as either an asset or a liability, measured at fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and such hedge accounting treatment is elected. Because the Company does not hold any derivatives as defined in SFAS No. 133, the adoption of SFAS No. 133 did not have a material impact on its results of operations or financial position.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was adopted by the Company in 2000. The adoption of the provisions of SAB 101 did not have a material effect on the Company's consolidated operating results, statement of financial position or cash flow.

2.       Aircraft and Aircraft Engines On Operating Leases

         At December 31, 2000, the Company owned three deHavilland DHC-8s, two deHavilland DHC-7s, three deHavilland DHC-6s, one Fairchild Metro III, three Shorts SD 3-60, six Fokker 50s, two Saab 340As and 26 turboprop engines, one of which is held in inventory as a spare and is not subject to a lease or to depreciation. During 2000, the Company acquired the three deHavilland DHC-8 aircraft.

2.       Aircraft and Aircraft Engines On Operating Leases (continued)

         During 2000, the Company sold two deHavilland DHC-7 and one Fairchild Metro III aircraft and recognized gains totaling $746,570.

         The lease for one of the Company's two remaining DHC-7 aircraft has been extended from September 30, 2000 to its pre-return inspection completion. The inspection is still in process and the Company expects the aircraft to be returned no later than March 31, 2001. The Company is currently seeking re-lease or sale opportunities for both DHC-7 aircraft.

         At the time of purchase, one of the Company's Shorts SD-360 aircraft was subject to a 48-month lease, expiring in March 2002, with a British regional airline. The original lease, entered into in 1998, did not require that the lessee pay maintenance reserves based on usage because, at the time, the lessee was considered creditworthy. Subsequently, the airline experienced financial difficulties and, on February 24, 2000, filed for reorganization. The lessee has continued to operate the aircraft, and, under the reorganization plan, the lessee agreed to continue leasing the Company's aircraft on a month to month basis, at the same rent. Upon its return to the Company during the fourth quarter, the Company was able to inspect the aircraft in order to identify its maintenance requirements and estimate the funds needed to complete such maintenance. Based on this inspection, the Company accrued $521,000 of maintenance costs, related to hours flown prior to the reorganization filing, which the Company does not believe it will receive from the lessee or from the reorganization administrator. The Company is seeking re-lease opportunities for the aircraft.

         During 2000, the Company recorded as expense approximately $462,000 to reflect a reduction in the carrying value of two aircraft, based on the current appraisal of and management's analysis of market conditions for the aircraft.

3.       Note Receivable

         At December 31, 2000, the Company's note receivable consists of a loan to one of the Company's long-standing lessees in connection with a manufacturer-required inspection of the aircraft and repair of certain components. The Company and the lessee agreed to a cost sharing arrangement whereby a portion of the cost was funded by maintenance reserves previously paid by the lessee and the remaining cost was allocated to the Company and the lessee. The Company recorded a note receivable for the lessee's portion, net of interest to be received at a rate of 5%, which will be repaid through increased rent during the remainder of the lease term, which expires on April 30, 2003. The Company recorded approximately $130,000, which represented its share of the cost, as maintenance expense.

4.       Operating Segments

         The Company operates in one business segment, regional aircraft leasing, and therefore does not present separate segment information for lines of business.

         Approximately 31% and 41% of the Company's operating lease revenue was derived from lessees domiciled in the United States during 2000 and 1999, respectively. All leases relating to aircraft leased and operated internationally are denominated and payable in U.S. dollars.

         The tables below set forth geographic information about the Company's operating leased aircraft equipment, grouped by domicile of the lessee:

                                                                         For the Year Ended December 31, 2000

                                                                         Operating                 Net
                 Region                                                  lease revenue             book value

              United States                                              $     3,379,790           $     11,924,430
              Spain                                                            1,978,730                 10,679,550
              Sweden                                                           1,501,560                  7,247,870
              Brazil                                                             965,630                  6,072,050
              Belgium                                                            942,900                  3,706,170
              Jamaica                                                            396,870                  6,516,040
              Other                                                            1,714,650                 13,965,090
                                                                         ------------------------------------------
                                                                         $    10,880,130           $     60,111,200
                                                                         ==========================================


                                                                         For the Year Ended December 31, 1999

                                                                         Operating                 Net
                 Region                                                  lease revenue             book value

              United States                                              $     2,940,890           $     17,236,150
              Brazil                                                           1,134,110                  6,378,800
              Belgium                                                            840,000                  3,910,190
              Sweden                                                             666,960                  7,371,640
              Spain                                                              247,340                 11,114,450
              Other                                                            1,299,390                  9,842,710
                                                                         ------------------------------------------
                                                                         $     7,128,690           $     55,853,940
                                                                         ==========================================

         For the year ended December 31, 2000, the Company had three significant customers, which accounted for 18%, 14% and 11%, respectively, of lease revenue. For the year ended December 31, 1999, the Company had four significant customers, which accounted for 20%, 16%, 12% and 12%, respectively, of lease revenue.

         As of December 31, 2000, minimum future lease rent payments receivable under noncancelable leases were as follows:

              Year
              2001                                                       $     8,904,550
              2002                                                             4,469,590
              2003                                                               645,400
              2004                                                                     -
              2005                                                                     -
                                                                         ---------------
                                                                         $   14,019,540



5.       Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits and receivables. The Company places its deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party.

6.       Notes Payable and Accrued Interest

         The Company's $35 million credit facility, which expired on June 30, 2000, bore interest, payable monthly, at either prime or LIBOR plus 200 basis points, at the Company's option. The Company's aircraft and aircraft engines served as collateral under the facility and, in accordance with the credit agreement, the Company was required to maintain compliance with certain financial covenants. The Company was in compliance with all such covenants through June 28, 2000, when all outstanding principal and accrued interest was paid.

                              On June 28, 2000,  the Company signed an agreement
with a new agent for a revolving line of credit totaling $50 million. The new facility, which expires on June 28, 2003, bears interest, at the Company's option, at either (i) prime or (ii) LIBOR plus a margin ranging from 200 to 250 basis points, depending on certain financial ratios. The Company's assets, excluding those of AeroCentury LLC and AeroCentury II LLC, serve as collateral under the facility and, in accordance with the credit agreement, the Company must maintain compliance with certain financial covenants. As of December 31, 2000, the Company was in compliance with all such covenants. During 2000, the Company paid interest at an average rate of approximately 8.7%. As of December 31, 2000, $29,725,000 was outstanding under the credit facility, and interest of $59,440 was accrued, using a combination of prime and LIBOR rates.

         As discussed in Note 1, during November 1999, the Company acquired two aircraft using cash and bank financing separate from its credit facility. The financing consisted of a note in the amount of $9,061,000, due February 15, 2002, which bears fixed interest at 8.04%. Payments due under the note consist of monthly principal and interest and a balloon principal payment due on the maturity date. The balance of the note payable at December 31, 2000 was $7,995,080. A similar financing was concluded in September 2000, consisting of a note in the amount of $3,575,000, due April 18, 2003, which bears fixed interest at 8.36% for the acquisition of one aircraft. Payments due under the note consist of monthly principal and interest and a balloon principal payment due on the maturity date. The balance of the note payable at December 31, 2000 was $3,431,210 and interest of $9,880 was accrued. As of December 31, 2000, the Company was in compliance with all covenants of the loan agreements pertaining to the financing of these three aircraft.

7.       Income Taxes

         The items comprising income tax expense are as follows:

                                                                               For the Years Ended December 31,

                                                                                    2000                1999
                                                                             --------------------------------------
         Current tax provision:
              Federal                                                        $      1,299,500      $        538,070
              State                                                                    75,120                13,280
              Foreign                                                                 158,330                16,490
                                                                             --------------------------------------

              Current tax provision                                                 1,532,950               567,840
                                                                             --------------------------------------

         Deferred tax provision/(benefit):
              Federal                                                                (651,930)              135,060
              State                                                                   (34,930)              (67,220)
                                                                             --------------------------------------

              Deferred tax provision/(benefit)                                       (686,860)               67,840
                                                                             --------------------------------------

         Total provision for income taxes                                    $        846,090      $        635,680
                                                                             ======================================

Total income tax expense differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

                                                                               For the Years Ended December 31,

                                                                                    2000                  1999
                                                                             --------------------------------------
         Income tax expense at
               statutory federal income tax rate                             $        855,890      $        693,970
         State taxes net of federal benefit                                            24,100                16,260
                                                                                                               ----
         Other                                                                       (33,900)              (74,550)
                                                                             --------------------------------------

         Total income tax expense                                            $        846,090      $        635,680
                                                                             ======================================

         Temporary differences and carryforwards that gave rise to a significant portion of deferred tax assets and liabilities as of December 31, 2000 are as follows:

         Deferred tax assets:
              Organizational costs                                           $         30,870
              Maintenance reserves                                                    418,140
              Prepaid rent                                                            124,190
              Deferred maintenance                                                    513,030
                                                                              ---------------
                  Deferred tax assets                                               1,086,230
         Deferred tax liabilities:
              Depreciation on aircraft and engines                                (3,499,560)
              Other                                                                 (303,390)
                                                                             ----------------

                  Net deferred tax liabilities                               $    (2,716,720)
                                                                             ================

         No valuation allowance is deemed necessary, as the Company anticipates generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet.

8.       Related Party Transactions

         Since the Company has no employees, the Company's portfolio of leased aircraft assets is managed and administered under the terms of a management agreement with JetFleet Management Corp. ("JMC"). Under this agreement, JMC receives a monthly management fee based on the net asset value of the assets under management. JMC may also receive an acquisition fee for locating assets for the Company, provided that the aggregate purchase price including chargeable acquisition costs and any acquisition fee does not exceed the fair market value of the asset based on appraisal, and a remarketing fee in connection with the sale or re-lease of the Company's assets. The management fees, acquisition fees and remarketing fees may not exceed the customary and usual fees that would be paid to an unaffiliated party for such services. During 2000 and 1999, the Company recognized as expense $1,725,250 and $1,148,800, respectively, of management fees payable to JMC. In connection with the purchases of aircraft during 2000 and 1999, the Company paid JMC a total of $371,300 and $1,080,100, respectively, in acquisition fees, which are included in the capitalized cost of the aircraft. During 2000 and 1999, the Company paid JMC a total of $77,250 and $0, respectively, in remarketing fees.

         Certain employees of JMC participate in an employee stock incentive plan which grants options to purchase shares of the Company held by JHC. As of December 31, 2000, 8,833 such options had been exercised.

9.            Subsequent Events

     Early in 2001, the Company and the lessee of two of the Company's DHC-6 aircraft agreed to the terms pertaining to the early termination of the leases for the two aircraft. Under the agreement, the lessee is required to pay all rent and reserves through the return dates, required to be no later than April 15, 2001, and to perform certain maintenance procedures prior to such return. Recently, the Company and a regional airline signed a term sheet for a thirty-six month lease of both aircraft. On March 2, 2001, the Company received two $60,000 security deposits which are refundable only if the airline rejects the condition of either or both aircraft, which are to be delivered no later than April 30, 2001.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Shareholders of AeroCentury Corp.:

We have audited the accompanying consolidated balance sheet of AeroCentury Corp. (a Delaware corporation) and its subsidiaries as of December 31, 2000 and the related consolidated statements of income, shareholders' investment and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AeroCentury Corp. and its subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.



/S/ Arthur Andersen LLP

San Francisco, California,
January 18, 2001
(except with respect to the matters discussed in Note 9, as to which the date is March 2, 2001)

CORPORATE INFORMATION

Officers and Directors

Neal D. Crispin
President and Chairman of the Board

Marc J. Anderson
Director, Chief Operating Officer, and Senior Vice President

Toni M. Perazzo
Director, Secretary and
Senior Vice President - Finance

Christopher B. Tigno
General Counsel

Maurice J. Averay
Director and
Aircraft Consultant

Thomas W. Orr
Director and
Partner, Bregante + Company LLP

Evan M. Wallach
Director and
Vice President, Finance of C-S Aviation


Transfer Agent and Registrar
Continental Stock Transfer and Trust Company
2 Broadway, 19th Floor
New York, NY  10004

Legal Counsel
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304-1018

Independent Public Accountants
Arthur Andersen LLP
101 2nd Street, Suite 1100
San Francisco, CA 94105

Corporate Headquarters
AeroCentury Corp.
1440 Chapin Ave., Suite 310
Burlingame, CA  94010

Annual Meeting
The Annual Meeting of Stockholders will be held at The Hiller Aviation Museum 601 SkyWay Road San Carlos, CA, on April 27, 2001 at 6 P.M.

Form 10-K
The  Company's  Annual  Report on Form 10-K for 2000 may be obtained by writing:
AeroCentury Corp.
1440 Chapin Ave., Suite 310
Burlingame, CA  94010

Stock Price and Shareholder Data
The Company's common stock is traded on the AMEX national market system under the symbol ACY.